50 12/8/03

UF 12-4-03



03051583

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51314

[ANNUAL] AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
NOV 2 6 2003
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UNX, Inc., a Delaware corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 E. Olive Avenue, Second Floor
(No. and Street)

Burbank	California	91502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Smith, CFO — 818-333-3309
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeffrey H. Smith, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended September 30, 2003 and supplemental schedule pertaining to UNX, Inc., a Delaware corporation (the "Company") as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date



Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not required)
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3. (Not required)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. (Not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not applicable)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control, filed concurrently and included in the Public Report as a separate document.)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNX, INC., A DELAWARE CORPORATION
(SEC FILE No. 8-51314)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL
*****

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a **PUBLIC** document.

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel:(213) 688-0800
Fax:(213) 688-0100
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
UNX, Inc., a Delaware Corporation

We have audited the following statement of financial condition of UNX, Inc., a Delaware Corporation (the "Company"), for the year ended September 30, 2003, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of UNX, Inc. at September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 20, 2003


SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C.
155
SECTION

UNX, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash and cash equivalents	$ 1,731,901
Restricted cash	4,718,974
Receivable from broker-dealers and others	1,398,858
Equipment, leasehold improvements, software, and furniture and fixtures—at cost, less accumulated depreciation and amortization of $2,376,044	1,652,417
Deposits, prepaid expenses and other assets	384,980
Goodwill	10,679,801
Intangible assets—less accumulated amortization of $3,801,100	1,898,900
TOTAL	$ 22,465,831

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 451,984
Commission rebates payable to clients	4,957,461
Accrued expenses and other liabilities	1,072,595
Total liabilities	6,482,040
COMMITMENTS AND CONTINGENT LIABILITIES	
STOCKHOLDER'S EQUITY:	
Common stock, $.0000001 par—1 share authorized; 1 share issued and outstanding	1
Additional paid-in capital	37,802,063
Accumulated deficit	(21,818,273)
Total stockholder's equity	15,983,791
TOTAL	$ 22,465,831

See accompanying notes to statement of financial condition.

1. NATURE OF OPERATIONS

The accompanying financial statement reports the accounts of UNX, Inc. (the "Company" or "UNX"), a wholly owned subsidiary of UNX Holdings, Inc. ("Holdings"), a Delaware Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is based in Burbank, California, with a backup data center in Las Vegas, Nevada, and sales offices in San Diego and New York. UNX offers institutional brokerage services, including a proprietary electronic trading platform. All securities transactions for the accounts of the Company and its customers are cleared through other broker-dealers on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The statement of financial condition of the Company has been prepared on the accrual basis of accounting and is in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. At September 30, 2003, cash equivalents consisted of Treasury bills of approximately $1,000,000 and demand deposits of approximately $700,000.

Restricted Cash—At September 30, 2003, restricted cash consisted of approximately $100,000 of clearing deposits and $4,600,000 due to customers participating in the Company's commission rebate program.

Securities Transactions—Commissions and the related clearing expenses are recorded on a trade-date basis.

Equipment, Leasehold Improvements, Software, and Furniture and Fixtures—Equipment, software, and furniture and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangibles—The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually and written down when impaired. SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with

this standard, the Company does not amortize goodwill and indefinite life intangible assets but evaluates their carrying value annually or when events or circumstances indicate that their carrying value may be impaired.

During the fiscal year ended September 30, 2002, Holdings contributed to UNX the assets (including goodwill and other intangible assets) and liabilities acquired through the purchase of another broker-dealer. In accordance with SFAS No. 142, the other intangible asset (representing customer relationships acquired) was assigned a value of $5,700,000, has a finite life of approximately two years, and is being amortized proportionately over that period of time. The carrying value of the asset as of September 30, 2003 was $1,890,000.

Long-Lived Assets—The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether an evaluation of recoverability would be performed as required under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. At September 30, 2003, there were no adjustments to the carrying value of the Company's long-lived assets.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Software Development Costs—The Company has adopted the American Institute of Certified Public Accountants issued Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The statement provides guidance for the capitalization of certain costs of developing and obtaining internal use software. For the year ended September 30, 2003, the Company capitalized software development costs of $113,473, which is being amortized over its useful life of three years.

Recent Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others*. FIN 45 expands the disclosure requirements to be made by a guarantor about its obligations under certain guarantees it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. Included among these are agreements with the third-party vendors of UNX clients to pay on behalf of those clients certain expenses incurred in relation to soft-dollar agreements. Management has reviewed the provisions of FIN 45 and the indemnification provisions of its material contracts and determined that, in its opinion, such contracts are within the scope of FIN 45, but the financial exposure from implementing FIN 45 is immaterial to the Company's financial statements.

3. EQUIPMENT, LEASEHOLD IMPROVEMENTS, SOFTWARE, AND FURNITURE AND FIXTURES

Accounting Pronouncement—Equipment, leasehold improvements, software, and furniture and fixtures consisted of the following as of September 30, 2003:

Equipment	$ 2,353,135
Capitalized software	471,386
Purchased software	448,450
Furniture and fixtures	280,718
Leasehold improvements	474,772
	4,028,461
Accumulated depreciation and amortization	(2,376,044)
Total	$ 1,652,417

4. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by performing due diligence before accepting new customers, requiring deposits from customers for certain types of trades, and monitoring all trading activity.

Leases—The Company leases office space under noncancelable operating leases. The Company has the following operating lease commitments:

Year Ending September 30	
2004	$ 598,123
2005	705,796
2006	616,549
2007	618,175
2008	633,626
Thereafter	534,942
Total	$ 3,707,211

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. STOCKHOLDER'S EQUITY

Holdings owns the single outstanding share of the Company.

7. INCOME TAXES

At September 30, 2003, the Company had net deferred tax assets of approximately $5,600,000. The Company has established a valuation allowance against 100% of deferred tax assets until it can be determined that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from approximately $16,500,000 of net operating loss carryforwards for federal tax purposes. The net operating loss carryforwards will begin to expire in 2020, and the Company's ability to utilize these amounts is subject to the ownership change rules in accordance with Internal Revenue Code Section 382. The amount of net operating losses available for the year ending September 30, 2004 will be approximately $8,000,000.

8. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Plan"). Under the terms of the Plan, the Company matched 100% of employee contributions, up to 5% of the employee's compensation through December 31, 2002. Beginning January 1, 2003, the Company converted the automatic match to a discretionary match. The Employees vest in the Company's contribution at a rate of 20% per year over five years.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which, under the alternate filing method elected by the Company, requires the maintenance of minimum net capital of $250,000. As of September 30, 2003, the Company had net capital of $946,317, which was $696,317 in excess of its required net capital of $250,000.

10. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers or dealers, and effectuates any financial transactions between the broker or dealer and his or her customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of UNX." Operating under such exemptions, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

11. SUBSEQUENT EVENTS

In October 2003, Holdings made an equity contribution of $2,166,000 to the Company.

In October 2003, the Company entered into a fully disclosed clearing agreement with a clearing broker-dealer, in which the clearing broker-dealer will act as the exclusive clearing firm for the Company, with limited exceptions. The agreement is for two years and provides for, among other things, a minimum annual charge. The Company believes it will attain such minimal annual activity levels through the next two years. In the event the Company terminates the clearing agreement before the end of the two-year term, the Company would be obligated to pay a substantial termination penalty.

In November 2003, the Company signed a new lease agreement for its headquarters in Burbank, California. The lease is a modification of the previous terms with additional space added and is for the term November 2003 through August 2009, with a total minimum rental commitment for the term of approximately $2,700,000, which is included in the table in Note 4.

* * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

November 20, 2003

UNX, Inc., a Delaware Corporation
175 East Olive Avenue, Suite 200
Burbank, California 91502

In planning and performing our audit of the statement of financial condition of UNX, Inc., a Delaware Corporation (the "Company'), as of September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer's or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP